82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)

COUNSEL

WILLIAM T. ALLEN, ADRIENNE ATKINSON, PAMELA EHRENKRANZ, NORMAN REDLICH, JOHN M. RICHMAN, LEONARD M. ROSEN, AMY R. WOLF

MARTIN LIPTON, HERBERT M. WACHTELL, THEODORE GEWERTZ, BERNARD W. NUSSBAUM, RICHARD D. KATCHER, DOUGLAS S. LIEBHAFSKY, PETER C. CANELLOS, MICHAEL W. SCHWARTZ, ALLAN A. MARTIN, BARRY A. BRYER, LAWRENCE B. PEDOWITZ, ROBERT B. MAZUR, PAUL VIZCARRONDO, JR., PETER C. HEIN, HAROLD S. NOVIKOFF, DAVID M. EINHORN, KENNETH B. FORREST, MEYER G. KOPLOW, THEODORE N. MIRVIS, EDWARD D. HERLIHY, RICHARD D. FEINTUCH, DANIEL A. NEFF, ERIC M. ROTH, WARREN R. STERN, ANDREW R. BROWNSTEIN, MICHAEL H. BYOWITZ, PAUL K. ROWE, MICHAEL B. BENNER, MARC WOLINSKY, DAVID GRUENSTEIN, PATRICIA A. VLAHAKIS, STEPHEN G. GELLMAN, SETH A. KAPLAN, BARBARA ROBBINS, STEVEN A. ROSENBLUM, PAMELA S. SEYMON, STEPHANIE J. SELIGMAN, ERIC S. ROBINSON, ELLIOTT V. STEIN

JOHN F. SAVARESE, SCOTT K. CHARLES, ANDREW C. HOUSTON, PHILIP MINDLIN, DAVID S. NEILL, JODI J. SCHWARTZ, ADAM O. EMMERICH, CRAIG M. WASSERMAN, ADAM D. CHINN, GEORGE T. CONWAY III, RALPH M. LEVENE, RICHARD G. MASON, KAREN G. KRUEGER, DOUGLAS K. MAYER, DAVID M. SILK, ROBIN PANOVKA, DAVID A. KATZ, MITCHELL S. PRESSER, ILENE KNABLE GOTTS, JEFFREY R. BOFFA, DAVID M. MURPHY, JEFFREY M. WINTNER, TREVOR S. NORWITZ, BEN M. GERMANA, ANDREW J. NUSSBAUM, MICHAEL S. KATZKE, RACHELLE SILVERBERG, DAVID C. BRYAN, STEVEN A. COHEN, GAVIN D. SOLOTAR, DEBORAH L. PAUL, DAVID C. KARP, RICHARD K. KIM, JOSHUA R. CAMMAKER, MARK GORDON, JOSEPH D. LARSON, LAWRENCE S. MAKOW, JARED M. RUSMAN, JEANNEMARIE O'BRIEN

LAWRENCE A. PASINI, LORI S. SHERMAN, BARBARA KOHL GERSCHWER, SETH GARDNER, PAULA N. GORDON, T. EIKO STANGE, LORENZO BORGOGNI, JAMES COLE

JONATHAN M. MOSES, ADAM J. SHAPIRO, JED I. BERGMAN, MICHAEL A. CHARISH, DAMIAN G. DIDDEN*, JOHN A. ELOFSON, MICHAEL E. GILLIGAN, JOHN F. LYNCH, ERIC M. ROSOF, WILLIAM SAVITT, MARTIN J.E. ARMS, BENJAMIN D. FACKLER, ISRAEL FRIEDMAN, DIMITRY JOFFE, ROY J. KATZOVICZ, ROBERT J. LIUBICIC, GREGORY E. OSTLING, JONATHAN E. PICKHARDT, GREGORY N. RACZ, MATTHEW H. BAUGHMAN, EDWARD J.W. BLATNIK, BENJAMIN S. BURMAN, ALLISON D. CHRISTIANS, DON W. CRUSE, JR.

NELSON O. FITTS, JEFFREY C. FOURMAUX, MICHAEL GAT, TERESA K. GOEBEL, JEREMY L. GOLDSTEIN, MAURA R. GROSSMAN, JOSHUA M. HOLMES, ER E. IZANEC, D B. LAT, IN LEBWOHL, A A. McINTOSH, UA A. MUNN, J. PASSEY, N J. PEARL, E. SHAPIRO, VUCIC, BOCZKO, KEVIN M. COSTANTINO, MARGARET GARNETT, BRIAN D. GOTTLIEB, LAURYN P. GOULDIN, MATTHEW M. GUEST, WILLIAM R. HARKER, DAVID KAHAN, MARK A. KOENIG, DAVID K. LAM, KENNETH K. LEE, JANICE A. LIU, LAURA E. MUÑOZ, JAMES J. PARK, GEORGE J. RHEAULT, ANASTASIA A. ANGELOVA, FRANCINE M. BANNER, SAMUEL M. BAYARD, JAMES R. LEVINE, STEPHANIE P. LISTOKIN, NATALIE B. MILANI, ERIN E. QUINN, DANIELLE L. ROSE, BENJAMIN M. ROTH, ANDREW A. SCHWARTZ

*OF MARYLAND BAR ONLY



03050908

April 9, 2003

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 6/2

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On January 24, 2003, the Company issued a press release announcing that it had entered into a purchase plan to acquire shares of Gucci Group N.V. A copy of the English language version of this press release is attached as Appendix A to this letter.

2. On March 5, 2002, the Company held an investor conference at which it made a slide presentation regarding its results for the year 2002. A copy of the English language version of this slide presentation is attached as Appendix B to this letter.

3. On March 19, 2003, Rexel, a subsidiary of the Company, issued a press release announcing the sale of a property portfolio to Ashtenne. A copy of the English-language version of this press release is attached as Appendix C to this letter.

4. On April 4, 2003, the Company issued a press release announcing the Company's new management organization. A copy of the English-language version of this press release is attached as Appendix D to this letter.

5. On April 8, 2003, the Company issued a press release announcing that it had a received a firm 815 million Euro offer from Office Depot for the acquisition of Guilbert. A copy of the English language version of this press release is attached as Appendix E to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

03 APR 11 AM 7:21

01/24/2003

PPR announces purchase plan to acquire GUCCI shares

Pinault-Printemps-Redoute announced today that it has entered into an agreement with a bank to acquire on behalf of PPR up to 3,000,000 shares of Gucci Group N.V. on the New York and Euronext Amsterdam stock exchanges between January 28, 2003 and April 4, 2003 so long as the purchase price does not exceed a defined maximum price.

This agreement, which is irrevocable, has been structured to assure compliance with Gucci's Insider Trading Policy and US and Dutch securities laws, including relevant "safe harbors".

CONTACTS

Press :
Juliette Psaume 33 1 44 90 63 02

Analysts/Investors :
David Newhouse 33 1 44 90 63 23
Alexandre de Brettes 33 1 44 90 61 49

Press web site : www.pprlive.com
Analysts/investors web site : www.pprfinance.com

Pinault-Printemps-Redoute 2003

Appendix B

03 APR 11 AM 7:21


PINAULT
PRINTEMPS-REDOUTE
2002
Results
1



Disclaimer

This presentation contains forward-looking statements (as defined in the United States Private Securities Litigation Reform Act, as amended) based upon current management expectations.

Numerous risks, uncertainties and other factors (including, among others, risks relating to: governmental regulation affecting our businesses; competition; our ability to manage rapid changes in technology in the industries in which we compete; litigation risks; labor issues, unanticipated costs from acquisitions, dispositions and joint ventures) may cause actual results to differ materially from those anticipated, projected or implied in or by the forward-looking statements.

Many of the factors that will determine our future results are beyond our ability to control or predict. These forward-looking statements are subject to risks and uncertainties and, therefore, actual results may differ materially from our forward-looking statements. You should not place undue reliance on forward-looking statements which reflect our views only as of the date of this presentation. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

PINAULT
PRINTEMPS-REDOUTE



2002 Results

Serge **WEINBERG**
Chairman of the Management Board

SUMMARY

I 2002 key figures and highlights

II Analysis of 2002 results

III Group focused on high value-added activities

Key figures

(In € million)

	2002	2001	Variation
Sales	**27,375.4**	27,798.5	**- 1.5%**
Gross margin	**10,589.8**	10,627.7	**- 0.4%**
(% of sales)	*38.7%*	*38.2%*	
Operating income	**1,826.9**	1,978.3	**- 7.7%**
(% of sales)	*6.7%*	*7.1%*	
Earnings before tax *(ordinary activities)*	**1,412.3**	1,560.5	**- 9.5%**
Attributable net income after amortisation of goodwill	**1,589.2**	752.7	**+ 111.1%**

6

2002 Highlights

- Good top-line resilience of Group companies in tough environment
  - gradual improvement of sales trends, with sharp recovery in Q4 (up 1.7% on comparable structure, exchange rates and number of days)
  - market share gains in most product categories
- More efficient purchasing through use of inter-company systems
  - gross margin: up 0.5 point

2002 Highlights

- Further growth of the Retail and Luxury Goods Divisions
  - gross Capex peaked in 2002
    (€ 865.7 million, i.e. 3.2% of 2002 sales)
  - 25 store openings in the Retail Division, including 5 Conforama, 9 Fnac and 2 Surcouf
  - 66 openings, renovations and extensions in the Luxury Goods Division
  - 2002 impact of developments
    - Sales: + € 805 million
    - Operating income: - € 179 million

2002 Highlights

- Strict cost control, despite expansion
  - 2,400 reduction in workforce, excluding disposals and openings
  - other costs stable
- Rexel reorganisation

2002 Highlights

- Improved performance in H2 2002
  - Sales : +0.7% on comparable basis (vs -1.8% in H1 2002)
  - Operating income
    - H2 02 vs H2 01 : -3.6% in comparable
    - H1 02 vs H1 01: -8.2% in comparable
  - 8.9% increase in Retail Division operating income in H2, vs 5.6% drop in H1
  - 0.4 pp. improvement in Retail Division operating margin over H2 2001

10

2002 Highlights

- Significant progress in strategic focusing
  - optimised valuation of activities sold
  - optimisation of Gucci acquisition cost
- Improved financial structure
  - net financial debt < € 5 billion
  - debt to equity ratio: 53.9% vs. 75% at 31/12/01
  - excess liquidity excluding Gucci : € 2.2 billion

11

PINAULT PRINTEMPS-REDOUTE

Analysis of 2002 Results



Patrice MARTEAU

CFO

2002 Sales

(In € million)

2001 Sales	27,798.5
Changes in structure	116.1
Impact of exchange rate fluctuation	(384.6)
Activity	(154.6)
2002 Sales	**27,375.4**


Q4 sales rebound
- 1.7%
- 1.8%
- 0.5%
+ 1.7%
Q1 2002
Q2 2002
Q3 2002
Q4 2002
(At comparable structure, exchange rates and number of days)
15


Q4 sales rebound
+ 3.5%
+ 1.3%
+ 0.5%
- 1.1%
+ 4.4%
+ 3.8%
+ 1.5%
- 6.6%
- 0.9%
- 2.6%
- 2.9%
- 3.8%
Retail
Luxury Goods*
Business to Business
(At comparable structure, exchange rates and number of days)
* Ended October 2002
16

0.5 pp. increase in gross margin

(In € million)	Variation 2002/2001	Variation 2002/2001
Actual gross margin	- 37.9	- 0.4%
Pro-forma gross margin	+ 39.0	+ 0.4%
Actual gross margin	+ 38.7%	+ 0.5 pp
Pro-forma gross margin	+ 37.4%	+ 0.4 pp

17

2002 Operating income

(In € million)		
Operating income 2001	1,978.3	
Foreign exchange	(29.6)	
Guilbert mail order	(10.5)	
Increase in Luxury Goods development costs	(58.1)	
Restated 2001 operating income	1,880.1	
2002 change	(53.2)	-2.8%
Operating income 2002	**1,826.9**	**-7.7%**

18

2002 EBITDA

(In € million)

	2002	2001	Variation
EBITDA *% of sales*	**2,281.8** *8.3%*	2,416.8 *8.7%*	**- 5.6%**
Depreciation + amortisation	(454.9)	(438.5)	3.7%
Operating income *% of sales*	**1,826.9** *6.7%*	1,978.3 *7.1%*	**- 7.7%**

19


2001/2002 impact of development costs
(In € million)
Luxury Goods
Retail
123.5
88.4
35.1
2001
179.0
146.5
32.5
2002
Luxury and Retail operating income excl. development costs
8.1%
8.0%
20

Net financial expenses

(In € million)	2002	2001	Change
Group financial expenses	(414.6)	(417.8)	3.2
Impact of Luxury Goods Division	69.5	134.1	(64.6)
Net financial expenses excluding Gucci	(484.1)	(551.9)	67.8

21

Net financial expenses and average net debt

(In € million)

		2002	2001
Group	Average net debt	8,235	7,851
	Average interest rate	3.6%	4.3%
Excl. Luxury goods	Average financial net debt	9,937	9,993
	Average interest rate excluding Gucci	3.7%	4.7%
	Fixed rate / variable rate	49% / 51%	42% / 58%

22

Non-recurring items

Disposal of the Guilbert mail order business (18/10/02)

- Sale to Staples Inc.
- € 825 million transaction
- Gross capital gain: € 355 million
  Net capital gain: € 291 million

23

Non-recurring items

Disposal of Financial Services activities (20/12/02)

Facet

- Proceeds from sale of 90% stake : € 867 million
- 10% interest retained by Conforama

Finaref and Nordic

- Proceeds from sale of 61% stake : € 1,540 million
- Proceeds from sale of 29% stake : € 743 million (early 2004)
- 10% interest retained by Printemps, Fnac and Redcats

- Gross capital gain / Net capital gain : € 1,486 million / € 1,066 million

24

Non-recurring items

Write down of treasury stock

- Shares recorded under marketable securities : 4,154,033
- Average December 2002 share price : € 77.09
- 2002 charge for loss of value : € 179.2 million

25

Non-recurring items

(In € million)		
Capital gains on financial assets	1,853.4	
Rexel non-recurring items	(162.7)	
Write down of treasury stock	(179.2)	
Other :		
Restructuring costs *	(134.8)	
Claims and litigation **	(53.0)	
Miscellaneous	(45.7)	
Non-recurring items	**1,278.0**	

Taiwan (€ 43 million), Nuitéa (€ 35million), Redcats (€ 22 million),...
**Fnac (€ 10 million), CFAO (€ 15 million),...*

26


Effective tax rate
19.10%
+8.2pts
- 1.1pt
+ 0.6pt
26.81%
Termination of Finaref tax loss carry-forwards
Lower Rexel taxable income
Others, including higher GUCCI tax base
2001 Tax rate
2002 tax rate excluding capital gains on sale of assets
(Comparable group structure, exchange rates and number of days)
27

Attributable net income

(In € million)	2002	2001	Var
Operating income	1,826.9	1,978.3	-7.7%
Net financial expenses	(414.6)	(417.8)	-0.8%
Ordinary income before taxes	**1,412.3**	**1,560.5**	**-9.5%**
Non-recurring items	1 278.0	(33.0)	
Income taxes	(705.7)	(291.7)	141.9%
Net income from consolidated companies	**1,984.6**	**1,235.8**	**+60.6%**
Income from companies accounted for by the equity method	(5.8)	6.6	
Amortisation of goodwill	(234.3)	(149.0)	+57.2%
Consolidated net income	**1,744.5**	**1,093.4**	**+59.5%**
Minority interest	155.3	340.7	-54.4%
Attributable net income	1,589.2	752.7	+111.1%

28


EPS and dividend per share
7.66
6.66
2.3
2.3 **
(in €)
EPS*
Net dividend per share
2001
2002
* primary, before net non-recurring gains and amortisation of goodwill
** subject to May 22, 2003 AGM approval
29

Balance sheet

- Intangible assets
  - € 1,076 million decline in goodwill (primarily changes in scope and exchange rates)
- Customer loans
  - € 4,952 million, decline from Finaref and Facet disposals
  - Retention of captive financing (Empire Finance and Ellos)
- Net working operating capital
  - € 294 million improvement

30

Balance sheet

- Unwinding of equity swap
  - 1.6 million shares
  - Impact on shareholders 'equity of deduction of treasury stock (- € 272.7 million)
  - € 272.7 million increase in net financial debt
- Short-term receivables from asset disposal
  - Disposal of Finaref (61% ; € 1,540 million)
  - Dividends : € 487 million
  - Buy-back of minorities : € (170) million

  => **Net debt reduction : € 1,857 million**

Condensed balance sheet at 31/12/02

(In € million)

	2002	2001	*Variation*
Fixed assets	14,188.9	15,139.7	*-950.8*
WCR	565.3	648.9	*-83.6*
Customer loans *	469.5	5,421.7	*-4,952.2*
Shareholders' equity (1)	9,187.3	8,560.0	*627.3*
Provisions	618.1	809.8	*-191.7*
Net debt	4,948.8	6,418.8	*-1470.0*
Financing of customer loans	469.5	5,421.7	*-4,952.2*
(1) incl.shareholders' equity - Group share	6, 468.7	5,692.1	*776.6*

** excluding Finaref, apart from Empire Finance/Ellos*

32

Change in shareholders' equity

(In € million)

	Consolidated	Group share
Shareholders' equity at 31/12/01	**8,560.0**	**5,692.1**
Net income	1,744.5	1,589.2
Treasury stock*	(273.5)	(273.5)
Impact of foreign exchange	(304.4)	(260.7)
Change in structure	(193.4)	.
Dividends	(345.9)	(278.4)
Shareholders' equity at 31/12/02	**9,187.3**	**6,468.7**

* Equity swap: € 272.7 million

33

Change in net financial debt vs. September 2002 target


(In € million)
6.4
7.0
6
4.9
31/12/01
30/06/02
Target 31/12/02 announced 04/09/02
Actual 31/12/02

Year end net debt vs target

- Sale of Financial Services: -2,4
- Buy-back Finaref minorities: +0,2
- Movements in PPR shares: +0,5
- Actual WCR/Cash flow vs forecast: +0,2
- Purchase of Gucci shares: +0,1
- Timing in real estate disposal program: +0,2
- Decrease in securitisation: +0,1

34

Other off-balance sheet commitments (excl. Gucci put)

In € million	2002
Operating leases	**2 825.3**
Discounted bills	**14.2**
Securitisation	**969.4**
Mortgage and other collateral	**187.2**
Endorsements and guarantees	**237.6**

35

Changes in net financial debt

(In € million)	2002
Net cash from operating activities before changes in working capital	1 286.7
Changes in working capital	216.3
Net cash from operating activities	1 503.0
Net operating investments	(672.4)
Net financial disinvestments / investments	2 209.7
Net cash provided (used) by investment activities	1 537.3
Capital increase and dividends paid	(376.3)
Impact of treasury stock	(451.8)
Impact of changes in exchange rate and structure on net financial debt	(742.2)
Change in net financial debt	1 470.0

36

Cash flow

(In € million)	2002
EBITDA	2281.8
Operating cash flow	2331.6
Net financial expenses	(414.6)
Cash flow from financing activities	(414.1)
Non-recurring items and income taxes	572.3
Net income on assets disposal	(1 414.2)
Depreciation of treasury stock	179.2
Other items	31.9
Cash flow from non-recurring items and income taxes	(630.8)
Total net cash from operating activities	1 286.7

37

Liquidity analysis

(In € billion)	
Excess liquidity excluding Gucci at 31/12/02	2.2
Redemption of January 2003 OCEANE	(1.1)
Finaref proceeds	2.0
Increase in stake in Gucci (from 54.4% to 59.7%)	(0.5)
Excess liquidity at 1 March 2003	**2.6**

38

Financing the Gucci put *(March 2004)*: through available resources

(In € billion)	
Excess liquidity excluding Gucci at 1 March 2003	2.6
Additional stake in Gucci (59.7% to 70%)	(1.0)
Likely exercise of May 2003 put on 2007 OCEANE	(0.9)
Bond redemption December 2003	(0.2)
Other strategic disposals	1 to 1.5
Additional proceeds from Finaref	0.7
Free cash flow 2003e excluding Gucci	0.3
Excess liquidity before Gucci put	**2.5 to 3.0**

2004 Gucci commitment : **3.0**

Note : Net cash held by Gucci : € 1.5 billion

39



Financial ratios

(In € million)

	2002	2001
Net debt / Shareholders' equity	**53.9%**	75%
Net debt / EBITDA	**2.2**	2.7
EBITDA / Net financial expenses	**5.5**	5.8

40

PINAULT
PRINTEMPS-REDOUTE


Group focused on
high value-added
activities

Serge WEINBERG
Chairman of the Management Board

A Group on the move

Today	Tomorrow
Business to Business Retail Luxury	Retail + Luxury

42


Aiming for enhanced organic growth and profitability
Brand recognition
Luxury Goods
1999 - 2003
Retail
1991 - 2003
B to B *
1990 - 1998
EBITDA / Sales
* excl. CFAO
5.4%
6.9%
16.4%
2002
43





Aiming for enhanced organic growth and profitability
Today *
Organic growth
8.6%
4.9%
3.7%
1.6%
Luxury Goods
Retail
B to B
Return on capital employed
12%
15%
18.5%
* 1997 - 2002 except Luxury Goods 1998-2002
44


Aiming for enhanced organic growth and profitability
Tomorrow
Organic growth
8.6%
4.9%
Luxury Goods
PPR
Retail
Return on investment
12%
15%
18.5%
45

Group focused on high value-added activities

I A Group focused on the individual customer

II A Group leveraging its core expertise

III New growth dynamic

IV A strategic movement implemented under excellent terms

Group focused on high value-added activities

I A Group focused on the individual customer

II

III

IV

47




A Group focused on the individual customer
A unique customer: the individual
Luxury Goods
Fashion and beauty
PPR
Culture and technology
Household
48


A Group focused on the individual customer
A unique customer: the individual
BOUCHERON
PARIS
BOTTEGA VENETA
YSL BEAUTE
PRINTEMPS
YVES SAINT LAURENT
PRINTEMPS luxe
GUCCI
Luxury goods
Fashion and beauty
CYRILLUS
BALENCIAGA
PPR
empire
mac.com
Culture and technology
Household
BrylaneHome
SURCOUF
VERTBAUDET
ellos
CONFORAMA
LA REDOUTE
... with leading brands
49

At the heart of consumer trends

- Secular increase in household disposable income
- Growth in household budget dedicated to leisure
- Consumer behaviour emphasising personal development and lifestyle
- Consumer loyalty to strong brands

50

Powerful brands with leading positions

PRINTEMPS

- 6.7 million customers
- Le « Printemps du Luxe »: over 60 prestigious brands
- Citadium: a temple of sporting brands
- 2002 operating income : € 25.8 million
- 1997 -2002: sales: up 27.2%
  operating income x 3.4





Powerful brands with leading positions



REDCATS world's 3rd largest mail order company

- 22 million customers
- Leading positions
  - N°1 in France (La Redoute and Redcats specialised catalogs)
  - N°1 in Scandinavia (Ellos)
  - N°3 in the U.S. (Brylane)
  - N°4 in the UK (Empire)
- 85% of apparel under private labels
- 2002 operating income : € 216.2 million
- 1997 - 2002 : sales: up 61%
  operating income: x2

CHADWICK'S
LERNER DIRECT
ROAMAN'S
Jessica London
LANE BRYANT
KING SIZE
BrylaneHome
empire
ellos
Josefssons

LA REDOUTE
la Maison de Valérie
CELAIA
Edmee
CYRILLUS
VERTBAUDET
SOMEWHERE

52

Powerful brands with leading positions

CONFORAMA N°2 worldwide in household furnishings

- N°1 in France: with nearly 16% share of furniture market
- N°2 in Italy
- Over 9 million customers each year in France
- 85% of customers very satisfied (poll of customers having made at least one purchase in previous 12 months)
- 2002 operating income: € 243.6 million
- 1997 - 2002: sales x 2
  operating income: x 2

53

Powerful brands with leading positions



N°1 retailer in leisure and cultural products in France, Belgium, Spain and Portugal

- 15 million customers
- Brand recognition:
  - Favorite company of the Retail sector *(Ifop/Expansion)*
  - Fnac: N°1 most popular brand in the Retail sector *(source: Capital / CSA)*
- 2002 operating income: € 130.6 million
- 1997 - 2002: sales: x 1.9
  operating income: x1.8


fnac

« Fnac is a label, a benchmark for product comparison »

(source : observatoire Cetelem 2003)

Powerful brands with leading positions

GUCCI GUCCI GROUP N°3 worldwide in luxury goods

- A luxury goods group comprising two companies with high global brand recognition: Gucci / Yves Saint Laurent, cited among the top 20 in the industry *(source: WWD)*
- 2002 operating income : € 308.5 million

BOUCHERON PARIS

sergio rossi

BALENCIAGA

GUCCI

YSL BEAUTE

YVES SAINT LAURENT

BOTTEGA VENETA

Group focused on high value-added activities

I

II A Group leveraging its core expertise

III

IV

56

International expertise

Retail: Sales outside France x 4

1995		2002	
17.8% of Retail division sales *profitability:* ***3.4%*** € 1,109.8 Mn	**Redcats** ◆ 30% of sales ◆ 10 countries ◆ 2 catalogues **Fnac** ◆ 11% of sales ◆ 2 countries ◆ 5 stores **Conforama** ◆ 9% of sales ◆ 4 countries ◆ 9 stores	*36% of Retail division sales* *profitability:* ***5.8%*** € 4,344.8 Mn	**Redcats** ◆ 58% of sales ◆ 17 countries ◆ 11 catalogues **Fnac** ◆ 24% of sales ◆ 6 countries ◆ 32 stores **Conforama** ◆ 32% of sales ◆ 7 countries ◆ 44 stores

Entrepreneurial spirit



4 new countries / launch of fnac.com / acquisition of Surcouf


+94%
3,547
2,932
1,825
4.0%
3.1%
3.7%
Sales in € million
Profitability
1997
2000
2002

A winning expansion model

58

Entrepreneurial spirit

YVES SAINT LAURENT

167 licences in 1999 → 15 licences in 2002



Sales in
€ million
94
90
136
~200
22
41
46
57
~65
Stores
2000
2001
2002
2003e
2005e

A winning expansion model

An organisation that rewards talent

- Managers
  - Denis Olivennes, COO, Distribution
  - CFAO, Alain Viry
  - Conforama, Per Kaufmann
  - Fnac, Jean-Paul Giraud
  - Printemps, Laurence Danon
  - Redcats, Thierry Falque-Pierrotin

  - Domenico De Sole, President and CEO Gucci Group
    - Bottega Veneta, Patrizio Di Marco
    - Boucheron, Brian Blake
    - Emerging brands, James McArthur
    - Gucci, Giacomo Santucci
    - Sergio Rossi, Massimo Braglia
    - Yves Saint Laurent, Mark Lee
    - YSL Beauté, Chantal Roos

60

An organisation that rewards talent

- Designers
  - Tom Ford, Creative Director of Gucci Group, Gucci and Yves Saint Laurent
  - Alexander McQueen
  - Balenciaga, Nicolas Ghesquière
  - Bottega Veneta, Thomas Maier
  - Boucheron, Solange Azagury-Partridge
  - Sergio Rossi
  - Stella McCartney

61

Investment in Luxury Goods: a multibrand group

GUCCI

GUCCI GROUP

BALENCIAGA

YVES SAINT LAURENT

BOUCHERON PARIS

ALEXANDER McQUEEN

sergio rossi

YSL BEAUTE

STELLA McCARTNEY

62

Gucci: A balanced product portfolio

Accessories Ready-to-wear	Perfumes Cosmetics	Leather goods	Watches High jewellery
Gucci	YSL Beauté	Gucci	Gucci
Yves Saint Laurent	Roger & Gallet	Yves Saint Laurent	Boucheron
Sergio Rossi	Oscar de la Renta	Sergio Rossi	Yves Saint Laurent
Bottega Veneta	Van Cleef & Arpels	Bottega Veneta	Bédat & Co
Alexander McQueen	Fendi	Balenciaga	
Stella McCartney	Boucheron		
Balenciaga	Alexander McQueen		
	Balenciaga		
	Zegna		

63


Gucci : one of the most profitable brands
Sales (In M€)
Operating income (In M€)
% Operating profitability
1,160
1,114
2,542
231
89
512
1,710
2,542
295
136
534
1,577
1999*
2001**
2002**
256
22,1%
403
23
4,4%
506
29,5%
(62)
(64)
309
37
7%
454
28,9%
(73)
(109)
Gucci Division
YSL Beauté
Yves Saint Laurent
Other
* 12 months to 31/12/00
** 12 months to October 31
64

Gucci: deployment of new brands

Commercial successes

Sales of directly operated stores

(In € million)	2001	2002	Change
Yves Saint Laurent	38.4	78.2	x 2
Bottega Veneta	15.2	37.1	x 2.4
Sergio Rossi	25	33.3	+ 33%

65

Gucci: deployment of new brands

Excess costs related to development

% of sales	Gucci Division	New brands (excl. YSL Beauté)
Costs of stores (% of retail sales)	31.9%	54.4%
Communication	5.0%	20.0%
G & A	11.8%	30.0%

66

Group focused on high value-added activities

I

II

III New growth dynamic

IV



Organic growth fuelled by brand expansion

Retail

	2002	2003-2005
Fnac (number of stores)	96	+ 29
Conforama (number of stores)	181	+ 35
Redcats (number of catalogues)	19	+ 6
Internet sales	*9.5%*	*16%*
Stores	*96*	*+ 53*

- 2003-2005 operating investments: ~ € 300 million p.a.



Organic growth fuelled by development dynamics

Luxury goods

	2002 *Directly operated stores at 31 /10 /02*	2003
Gucci division	173	+ 6
Yves Saint Laurent	46	+ 12
Other brands	117	+ 18

- 2003-2005 operating investments:
  ~ € 150 million p.a.

69

Group focused on high value-added activities

I

II

III

IV A strategic movement implemented under excellent terms

A strategic movement implemented under excellent terms

Gucci Acquisition Price

(In € billion)	
Amount invested in Gucci at 28/02/03 @ € 76.3 *(59.7% of capital)*	4.6
Additional stake in Gucci *(10.3%)*	1.0
2004 offer *(remaining 30%)*	3.0
Total	8.6
Gucci cash position *(estimated)*	(1.5)
Acquisition price, excluding net cash	7.1

73



A strategic movement implemented under excellent terms

GUCCI

(In € million)

Acquisition price, excluding net cash	7,100
2004 Gucci EBITDA (e*)	693
Implied acquisition multiple	10.3
2004 sector multiple*	9.7

* JPM estimates

74


Aiming for enhanced organic growth and profitability
Organic growth
8.6%
4.9%
Luxury Goods
Retail
PPR
ROCE
12%
15%
18.5%
75

PINAULT
PRINTEMPS-REDOUTE



Appendices

Performance of Group companies

Market share gains in France in key segments

Sector	Company	Growth difference with the market
Apparel	Printemps	- 0.8 pt
Home shopping	Redcats	+ 1.3 pt
Furniture	Conforama/Redcats	+ 3.7 pt
Photo	Conforama/Redcats/Fnac	+ 4.1 pt
Music	Fnac	- 9.2 pt
Video	Fnac	+ 4.6 pt
Books	Fnac	+ 1.3 pt
Grey goods	Conforama/Fnac/Printemps/Redcats	+ 2.8 pt
Electrical equipment	Rexel	- 0.8 pt
Building materials	Pinault Bois & Matériaux	+ 3.8 pt

78

Sales by company

(In € million)	2002	2001	Change
Printemps	933.8	889.0	+ 5.0%
Conforama	2,900.4	2,897.2	+ 0.1%
Redcats	4,635.9	4,784.7	- 3.1%
Fnac	3,547.1	3,347.4	+ 6.0%
Orcanta	45.8	34.8	+ 31.6%
Retail	**12,063.0**	**11,953.1**	**+ 0.9%**
Luxury goods	**2,541.7**	**2,541.6**	**0.0%**
Rexel	7,374.4	7,958.3	- 7.3%
Pinault Bois et Matériaux	1,295.1	1,287.2	+ 0.6%
Guilbert	1,711.2	1,797.2	- 4.8%
CFAO	1,619.5	1,477.2	+ 9.6%
Business to business	**12,000.2**	**12,519.9**	**- 4.2%**
Financial services	**807.9**	**799.8**	**+ 1.0%**
Other	**21.4**	**23.6**	**- 9.3%**
Inter-company adjustments	(58.8)	(39.5)	
Total	**27,375.4**	**27,798.5**	**- 1.5%**

Operating income by company

(In € million)	2002	2001	Change
Printemps	25.8	36.9	- 30.1%
Conforama	243.6	254.0	- 4.1%
Redcats	216.2	183.9	+17.6%
Fnac	130.6	119.2	+9.6%
Orcanta	(3.2)	(3.5)	+8.6%
Retail	**613.0**	**590.5**	**+3.8%**
Luxury goods	**308.5**	**403.3**	**- 23.5%**
Rexel	292.0	400.1	- 27.0%
Pinault Bois et Matériaux	71.4	70.5	+1.3%
Guilbert	99.5	111.0	- 10.4%
CFAO	143.9	131.1	+9.8%
Business to business	**606.8**	**712.7**	**- 14.9%**
Financial services	**312.8**	**271.2**	**+15.3%**
Other	**(14.2)**	**0.6**	
Total	***1,826.9***	***1,978.3***	***- 7.7%***

80

EBITDA by company

(In € million)	**2002**	2001	**Change**
Printemps	66.1	75.8	- 12.8%
Conforama	298.4	310.9	- 4.0%
Redcats	265.6	237.4	+ 11.9%
Fnac	204.8	190.0	+ 7.8%
Orcanta	(0.7)	(1.2)	NA
Retail	**834.2**	**812.9**	**+2.6%**
Luxury goods	**416.3**	**489.1**	**- 14.9%**
Rexel	348.6	452.2	- 22.9%
Pinault Bois et Matériaux	86.1	86.9	- 0.9%
Guilbert	121.3	134.3	- 9.7%
CFAO	162.2	147.8	+ 9.7%
Business to business	**718.2**	**821.2**	**- 12.5%**
Financial services	**324.2**	**287.2**	**+12.9%**
Other	**(11.1)**	**6.4**	
Total	***2,281.8***	***2,416.8***	***- 5.6%***

Sales on a like-for-like basis

(In € million)	Sales variation (comparable scope and currency basis)	Impact of * store openings closings	Change in like-for-like sales
Fnac	207.9	110.9	97.0
Conforama	(2.8)	49.3	(52.1)

* *Net impact on 2002 sales of store openings and closings in 2001 and 2002*

82

Pro-forma income statement

(In € million)	**2002**	2001	**Change**
Net sales	**26,275.6**	**26,421.1**	**- 0.6%**
Cost of goods sold	(16,453.2)	(16,637.7)	-1.1%
Gross margin	**9,822.4**	**9,783.4**	**+0.4%**
% of sales	*37.38%*	*37.03%*	*0.35 pp*
Operating income	**1,484.7**	**1,640.0**	**- 9.5%**
% of sales	*5.65%*	*6.21%*	*- 0.56 pp*

Gross Capex

Gross Capex : € 865.7 million



Other
19%
Openings and renovations
57%
Logistics and IT
24%

84



High growth businesses
Organic growth (1997 - 2001)
2.6%
6.8%
3.8%
4.0%
8.7%
GDP
Food retailing
Business-to-Business
Retail
Luxury
Carrefour
Casino
Hagemeyer
Rexel
Kingfisher
Electrical
Dixons
PPR- Retail Division
Gucci
LVMH
Hermès
Richemont
Bulgari
Source: JP Morgan
85

High growth businesses


2001 EBITDA / Sales
5.9%
6.1%
9.1%
22.5%
Food retailing
Business-to-Business
Retail
Luxury
Carrefour
Casino
Hagemeyer
Rexel
Kingfisher Electrical
Dixons UK Retail
PPR - Retail Division
Gucci
LVMH
Hermès
Richemont
Bulgari

Source: JP Morgan 86

International expertise


Spain
FRANCE
Bilbao
REDCATS
PORTUGAL
LISBONNE
ESPAGNE
MER
MEDITERRANEE
GIBRALTAR
ALGER
Oran
ALGÉRIE
MAROC
OCEAN ATLANTIQUE
CONFORAMA

First openings
Conforama: Valencia in 1992
Fnac: Madrid in 1993
Redcats in 1989

87

International expertise


N Portugal
Braga
Chaves
Vila Real
Viseu
Guarda
Coimbra
Castelo Branco
PORTUGAL
Santarém
Portalegre
Lisbon
Setúbal
Evora
Beja
Portimão
Faro
Olhão

First openings
Conforama: Cascais in 1991
Fnac: Lisbon in 1998
Redcats in 1998

88

International expertise



0 20 40 km
0 20 40 mi
Schaffhausen
Bodensee
GERMANY
Basel
Winterthur
St. Gallen
Zürich
Zürichsee
CONFORAMA
LIECHTENSTEIN
AUSTRIA
Biel
Neuchâtel
BERN
Lucerne
FRANCE
Chur
Fribourg
Thun
Lausanne
fnac
Lake Geneva
Geneva
A
p
s
Lug

First openings
Conforama: Lausanne in **1976**
Fnac: Geneva in **2000**
Redcats in **1994**

89

International expertise


SUISSE
AUTRICHE
HONGRIE
SLOVENIE
CROATIE
BOSNIE-HERZÉGOVINE
SARAJEVO
FRANCE
MONACO
MER LIGURIENNE
SAINT-MARIN
ITALIE
VATICAN
ROME
MER TYRRHENIENNE
MER IONIENNE
emmezeta

First openings
Conforama: in 2000 with Emmezeta
Fnac: Milan in 2000

90

About Luxury

- *"Luxury is coming back to earth. The industry is now returning to more familiar growth patterns. International tension coupled with the fall in the dollar and the yen caused a wave of concern. The luxury goods industry seems to be emerging from a beautiful three-year dream. The current period is like the day after a party when people decide to get back to business. Over the longer term, the economic slowdown may have an effect on the concept and the very content of luxury goods"*

  Le Monde - 25 January 1991

- *"The slowdown has raised questions about the longer term furure of luxury. A more general question looms over whether the coming decade will be as favourable for prestige goods as the 1970's and the 1980's"*

  Financial Times - 25 March 1991

91

About Luxury

- « *The Luxury industry is feeling vulnerable* » Le Monde 9 March 1990
- « *The end of the go-go years* » Nouvel Economiste 28 December 1990
- « *Luxury is losing its glimmer ;*
  A sector on which the markets have given up » Investir 28 December 1992
- « *Luxury has lost its shine* » Valeurs Actuelles 14 December 1992
- The Luxury goods industry
  - $ 60 billion in 2001
  - x 3 over 15 years

Source: Dexia Securities

92

Appendix C

03 APR 11 AM 7:21

03.19.03

REXEL SELLS A PROPERTY PORTFOLIO TO THE BRITISH GROUP ASHTENNE FOR 41 MILLION

Rexel signed an agreement with Ashtenne, listed on the London Stock Exchange, for the sale of one million sq ft of trade retail properties in six European countries for 41 million.

The portfolio includes 46 sites located in the UK, France, Germany, the Netherlands, Belgium, and Sweden. All the sites, which are mostly commercial branches, will be immediately leased from the Ashtenne Group with an average length of 10 years.

A down payment of 4.1million was made to Rexel and will be followed by other cash payments for 36.9 million during the second quarter of 2003.

The sale is part of an active policy of refocusing capital employed by the Group on its core business of distribution of electrical parts and supplies.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies. With a network of more than 1,800 branches in 32 countries, the Group employs more than 23,000 staff, and generated sales of 7.4 billion in 2002.

Press contact:
Laetitia Olivier: (331) 4285 5989
Email: lolivier@rexel.fr

Financial analyst/investor contact:
Frédéric de Castro: (331) 4285 7612
Email: fdecastro@rexel.fr

Appendix D

03 APR 11 AM 7:21

PINAULT
PRINTEMPS-REDOUTE

Paris, 4 April 2003

PRESSE RELEASE

NEW ORGANIZATION OF PPR'S MANAGEMENT

- DENIS OLIVENNES IS APPOINTED CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF FNAC AND GENERAL MANAGER OF THE LEISURE AND HOME DIVISION
- THIERRY FALQUE-PIERROTIN, CHAIRMAN OF REDCATS' MANAGEMENT BOARD, IS APPOINTED GENERAL MANAGER OF THE APPAREL AND LIFESTYLE DIVISION

In line with its strategic refocusing on the individual consumer and in order to reinforce its operational efficiency, the Pinault-Printemps-Redoute group is reorganizing its management structure in its retail activities around two new divisions, Leisure and Home on the one hand, and Apparel and Lifestyle on the other hand. This new organization becomes effective on April 28, 2003.

Denis OLIVENNES, until now Chief Operating Officer in charge of Distribution, is appointed General Manager of the Leisure and Home division, which includes Fnac and Conforama. At the same time, Denis OLIVENNES is appointed Chairman and Chief Executive Officer of Fnac. His mission is to continue the development of Fnac initiated with success by Jean-Paul Giraud over the past eight years, first as General Manager and subsequently as Chairman and CEO, as well as to reinforce Fnac's role on the cultural scene.

Thierry FALQUE-PIERROTIN is appointed General Manager of the Apparel and Lifestyle division, which includes Redcats, Printemps and Orcanta. Thierry FALQUE-PIERROTIN remains chairman of the management board of Redcats, the Group's home shopping pole.

The General Managers of each division are in charge of coordinating activities between member companies, whose Chief Executive Officers, Laurence DANON for Printemps and Per KAUFMANN for Conforama, members of the Group's Executive Committee, retain their full responsibilities.

Serge WEINBERG, Chairman of Pinault-Printemps-Redoute's management board, declared : « The concentration of our activities in our retail and luxury brands on the individual consumer allows us to put in place a focused and lean organization. This

organization is designed to favor the further development of operational synergies between companies operating on similar markets, while preserving the identity of each of our brands and the individual responsibilities of each of our managers. »

Denis OLIVENNES, *born on October 18 1960, is a graduate of the Ecole Normale Supérieure and Ecole Nationale d'Administration. After serving as an auditor of the Cour des Comptes, he became Deputy CEO of Air France Group (1994-1997), Chief Operating Officer of NC Numéricâble (1998-1999) and Chief Operating Officer of Canal + Group (2000-2002). He joined Pinault-Printemps-Redoute in September 2002 as Chief Operating Officer in charge of Distribution, member of the Executive Committee and the Management Board.*

Thierry FALQUE-PIERROTIN *was born on November 1, 1959 and is a graduate of Ecole Supérieure des Sciences Economiques et Commerciales (Essec) and l'Institut d'Etudes Politiques de Paris. He began his career with JP Morgan, occupying a variety of positions in New York and Paris. In 1987, he joined Pallas Finance. He has been with the Pinault-Printemps-Redoute group since 1990, where he has held the positions of Vice President, Business Development at CFAO (1990-1991), Chairman & CEO of Transcap Logistique (1991-1992), Vice President, Strategy and Business Development of the Pinault- Printemps-Redoute group (1992-1994) and Deputy CEO then CEO of Prisunic (1994-1997). He has been Chairman and CEO of Pinault Bois & Matériaux and a member of the Pinault-Printemps-Redoute group Executive Committee since December 1997. He was appointed Chairman of the Management Board of Redcats and Member of Pinault-Printemps-Redoute's management board in November 2001.*

CONTACTS

Press:	Juliette Psaume	01 44 90 63 02
Analysts/Investors:	David Newhouse	01 44 90 63 23
	Alexandre de Brettes	01 44 90 61 49
Press site:	www.pprlive.com	
Analysts/investors sites:	www.pprfinance.com	

Appendix E

PINAULT
PRINTEMPS-REDOUTE

Paris, April 8, 2003

PRESS RELEASE

PPR RECEIVES A FIRM 815 MILLION EURO OFFER FROM OFFICE DEPOT FOR THE ACQUISITION OF GUILBERT

Pinault Printemps Redoute announced that it has received a firm and irrevocable offer from the U.S. group Office Depot for the acquisition of Guilbert, the European leader in distribution of office supplies to business to business customers. The two companies have now entered exclusive negotiations.

The price envisioned by Office Depot's offer is EUR 815 million in cash. Office Depot will also make an additional payment of EUR 40 million if the Office Depot share price exceeds USD 20 for 5 consecutive trading sessions in the 18 months following completion of the sale.

The impact of the transaction is neutral on PPR's current net profit per share in a full year. The transaction would reduce PPR's debt by 815 million euros, including a reduction of 175 million euros of securitization.

This transaction is subject to approval from the relevant EU authorities.

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement: "Ahead of schedule and with an excellent financial outcome, PPR is pursuing its strategy of refocusing on the individual customer and divesting of its business-to-business activities. Office Depot's offer reflects Guilbert's great quality and its strengths as the European leader in direct sales."

About Guilbert:

Guilbert, Europe's leading distributor of office supplies to business-to-business customers, has operations in 9 European countries and 5,700 employees. Guilbert, has developed a direct-sales (contract) business based on a network of 1,500 representatives throughout Europe and over 9,500 product references, including 2,400 under Guilbert's generic brand Niceday. In 2002, this business had sales of EUR 1.359 billion, of which 15% were from the Internet.

About Pinault-Printemps-Redoute:

European leader in specialized distribution through such companies as Printemps, Conforama, Redcats and Fnac, and a global actor in the luxury business with such brands as Gucci and Yves Saint Laurent, PPR is active in over 65 countries. In 2002, PPR posted consolidated sales of 27.4 billion euros and employed 108 000 people.

About Office Depot:

Office Depot, an S&P 500 company, generated total revenues of US$ 11.4 billion in 2002. As of December 28, 2002, Office Depot operated 867 office supply superstores in the United States and Canada, in addition to a national business-to-business delivery network supported by 24 delivery centers, more than 60 local sales offices and 13 regional call centers. Furthermore, the Company sells products and services in 20 countries outside of the United States and Canada, including 37 office supply stores in France and 13 in Japan that are owned and operated by the Company; and 121 additional office supply stores under joint venture and licensing agreements operating under the Office Depot® name in seven foreign countries. Office Depot's common stock is traded on the New York Stock Exchange under the symbol ODP.

CONTACTS

Press:	Juliette Psaume	+33 (0)1 44 90 63 02
Analysts/Investors:	David Newhouse	+33 (0)1 44 90 63 23
	Alexandre de Brettes	+33 (0)1 44 90 61 49
Press website:	www.pprlive.com	
Analyst/Investors website:	www.pprfinance.com	